UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Spencer, Kathelen
   314 Barschall Drive


   Columbus, GA  31904
2. Date of Event Requiring Statement (Month/Day/Year)
   5/6/02
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   AFLAC INCORPORATED (AFL)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Exec. Vice President
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 86,603              D   Direct
Common Stock                                                 5,627               I   401(K) Plan
Common Stock                                                 1,800               I   Custodian/Childr
                                                                                     en
Common Stock                                                 40,681              I   Partnership
Common Stock                                                 110,916             I   Spouse
Common Stock                                                 52,212              I   Spouse
                                                                                     Cust/Children

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to 06/28/93  06/28/03  Common Stock                 112,284    $4.7084    D           Direct
buy)
Employee Stock Option (right to 02/13/96  02/13/06  Common Stock                 90,004     $7.9167    D           Direct
buy)
Employee Stock Option (right to 06/24/98  06/24/08  Common Stock                 30,000     $15.0469   D           Direct
buy)
Employee Stock Option (right to 02/08/03  02/08/10  Common Stock                 30,000     $21.1563   D           Direct
buy)
Employee Stock Option (right to 12/10/04  12/10/11  Common Stock                 50,000     $25.4950   D           Direct
buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: Patricia A. Bell
    For: Kathelen Spencer
DATE